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Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth AbbVie's historical ratios of earnings to fixed charges for the periods indicated. This information should be read in conjunction with the financial statements and accompanying notes included under Item 8, "Financial Statements and Supplementary Data" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Fiscal Year Ended December 31,
	2014	2013	2012	2011	2010

Ratio of Earnings to Fixed Charges	6.0	16.6	41.3	132.0	180.1

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  Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES